FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 5, 2014

Commission File Number:  333-189150

LLOYDS BANKING GROUP PLC
5th Floor
25 Gresham Street
London EC2V 7HN
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit List

Exhibit No.	Description

4.1
Third Supplemental Indenture to the Senior Debt Securities Indenture between Lloyds Bank plc, as Issuer, Lloyds Banking Group plc, as Guarantor, and The Bank of New York Mellon acting through its London Branch, dated as of January 21, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP PLC (Registrant)

Date:	September 5, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding

LLOYDS BANK PLC (Registrant)

Date:	September 5, 2014	By:	/s/ Peter Green
			Name:	Peter Green
			Title:	Senior Manager, Senior Funding